FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June 2024

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Notice Concerning Withdrawal of Shelf Registration Statement and Filing of New Shelf Registration Statement in Japan

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: June 3, 2024	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

News Release

Notice Concerning Withdrawal of Shelf Registration Statement and Filing of New Shelf Registration Statement in Japan

Osaka, Japan, June 3, 2024 -- Takeda Pharmaceutical Company Limited (“Company”) announced today that after the Company withdraws the Shelf Registration Statement regarding the issuance of new shares filed on June 1, 2023, it will file a Shelf Registration Statement in Japan regarding the issuance of new shares or disposition of treasury shares. The purpose of the filing is to issue new shares of common stock or dispose treasury shares in a timely and flexible manner in association with the continued implementation of a Long Term Incentive Plan (“LTIP”). For details of the LTIP, please refer to “Launch of a New Employee Stock Purchase Plan and Long Term Incentive Plan for Company Group Employees Overseas” released on June 24, 2020.

1.	Purpose of Shelf Registration	Please see above.
2.	Class of Securities to be Offered	Shares of common stock of the Company
3.	Scheduled Issue Period	For the period from the scheduled effective date of the Shelf Registration to the date that is one year after such scheduled effective date (currently scheduled from June 11, 2024 to June 10, 2025)
4.	Scheduled Issue Amount	Up to JPY 220 billion
5.	Use of Proceeds	The issuance of new shares of common stock or disposition of treasury shares related to the Shelf Registration will be conducted based on the LTIP and is not intended to raise funds.
6.	Terms of Offering	To be determined.

The scheduled issue amount above is the estimated maximum total of both (1) the number of LTIP units that will vest and (2) the number of LTIP units that will be granted during the scheduled issue period, calculated under certain conditions. Share dilution during the fiscal year ending March 31, 2025, from vesting of the LTIP and the stock grant systems for company group management introduced in 2014 is expected to be less than 1.1% in total.

This announcement has been prepared to publicly disclose the filing of a Shelf Registration Statement in Japan and is not intended to, and does not, constitute, represent or form part of any offer, invitation or solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities whether pursuant to this announcement or otherwise.

About Takeda
Takeda is focused on creating better health for people and a brighter future for the world. We aim to discover and deliver life-transforming treatments in our core therapeutic and business areas, including gastrointestinal and inflammation, rare diseases, plasma-derived therapies, oncology, neuroscience and vaccines. Together with our partners, we aim to improve the patient experience and advance a new frontier of treatment options through our dynamic and diverse pipeline. As a leading values-based, R&D-driven biopharmaceutical company headquartered in Japan, we are guided by our commitment to patients, our people and the planet. Our employees in approximately 80 countries and regions are driven by our purpose and are grounded in the values that have defined us for more than two centuries.

For more information, visit www.takeda.com.

Contacts
Investor Relations (English) Christopher O’Reilly christopher.oreilly@takeda.com +81 (0) 3-3278-2543 Investor Relations (Japanese) Christopher O’Reilly takeda.ir.contact@takeda.com +81 (0) 3-3278-2306	Media Relations Brendan Jennings brendan.jennings@takeda.com +81 (0) 80-2705-8259